UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2014

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

June 27, 2014

To whom it may concern:

Mizuho Financial Group, Inc.

Filing of Extraordinary Report

Mizuho Financial Group, Inc. (the “Company”) hereby announces that it filed today an extraordinary report concerning the results of the exercise of voting rights at the general meeting of shareholders of the Company.

1. Reason for Filing

Given that the proposals were adopted or rejected at the 12th Ordinary General Meeting of Shareholders of the Company held on June 24, 2014, the Company filed the extraordinary report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Description of Report

(1) Date on Which the General Meeting of Shareholders Was Held

June 24, 2014

(2) Details of Matters to be Resolved

<Company’s Proposals (Proposals 1 through 3)>

Proposal 1:	Disposal of surplus

(i) Matters related to Dividends from Surplus to Shareholders

	Common Stock	JPY 3.50 per share
	Eleventh Series	JPY 10.00 per share
Class XI Preferred Stock

(ii) Effective Date of Dividends from Surplus
June 24, 2014

Proposal 2:	Partial amendment to the Articles of Incorporation

It was proposed that, in addition to amendments to the Articles of Incorporation pursuant to the transformation to a Company with Committees, which establish provisions concerning committees and Executive Officer(s); delete provisions concerning Corporate Auditors and the Board of Corporate Auditors; and amend provisions concerning Directors and the Board of Directors, necessary amendments be made to the Articles of Incorporation, which, among other things, newly establish provisions to the effect that distribution of dividends of surplus and certain other matters shall be decided by a resolution of the Board of Directors, reduce the total number of classes of shares that the Company is authorized to issue following the cancellation of Class XIII Preferred Stock and newly establish provisions concerning written resolutions of the Board of Directors.

Proposal 3:	Appointment of thirteen (13) Directors

It was proposed that Messrs. Yasuhiro Sato, Yasunori Tsujita, Ryusuke Aya, Junichi Shinbo, Koji Fujiwara, Hideyuki Takahashi, Nobukatsu Funaki, Akihiko Nomiyama, Mitsuo Ohashi, Takashi Kawamura, Tatsuo Kainaka and Kanemitsu Anraku and Ms. Hiroko Ota, thirteen (13) in total, be appointed to assume the office of Director.

<Shareholders’ Proposals (Proposals 4 through 12)>

Proposal 4:	Partial amendment to the Articles of Incorporation (Preparation of an evaluation report in an appropriate manner)

It was proposed that a provision be added to the Articles of Incorporation to the effect that the Company shall instruct its subsidiaries to prepare evaluation reports on enterprise value in an appropriate manner.

Proposal 5:	Disposal of surplus

(i) Matters related to Dividends from Surplus to Shareholders

	Common Stock	JPY 5.00 per share
	Eleventh Series	JPY 10.00 per share
Class XI Preferred Stock

(ii) Effective Date of Dividends from Surplus
June 24, 2014

Proposal 6:	Partial amendment to the Articles of Incorporation (Statement of concurrent offices)

It was proposed that a provision be added to the Articles of Incorporation to the effect that if a candidate for officer concurrently serves as officer of another listed company, the company shall make every effort to state the fact in the convocation notice of the general meeting of shareholders.

Proposal 7:	Partial amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)

It was proposed that a provision be added to the Articles of Incorporation to the effect that the Company shall instruct its subsidiaries to appropriately exercise their voting rights of shares held for strategic reasons.

Proposal 8:	Amendment to the Articles of Incorporation (Prohibition of discrimination against foreigners)

It was proposed that a provision be added to the Articles of Incorporation prohibiting discrimination against foreign investors, by, among other things, referring to them as “vultures.”

Proposal 9:	Partial amendment to the Articles of Incorporation (Assignment of identification numbers)

It was proposed that a provision be added to the Articles of Incorporation to the effect that the Company shall make every effort to assign the numbers set forth in the “Act on Use, etc., of a Number for the Identification of Specific Individuals in Administrative Procedures,” which was passed in May 2013, to any bank account that is opened within the group after the effective date of the said Act.

Proposal 10:	Partial amendment to the Articles of Incorporation (Commitment to refrain from undermining shareholders or providing loans to anti-social elements)

It was proposed that a provision be added to the Articles of Incorporation to the effect that the group shall not undermine shareholders or provide loans to anti-social elements.

Proposal 11:	Partial amendment to the Articles of Incorporation (Disclosure of exercise of voting rights by shareholders with fiduciary responsibility)

It was proposed that a provision be added to the Articles of Incorporation to the effect that the Company shall make every effort to disclose, via its website, the results of the exercise of voting rights by institutional investors serving as trustees of corporate pension plans.

Proposal 12:	Partial amendment to the Articles of Incorporation (Prohibition of displaying fictitious orders and manipulating stock prices for Green Sheet issues, and disclosure of correct information)

It was proposed that a provision be added to the Articles of Incorporation concerning prohibition of displaying fictitious orders and manipulating stock prices with regard to the Green Sheet issues handled by Mizuho Securities Co., Ltd., and disclosure of the correct information regarding such Green Sheet issues.

(3) Number of Voting Rights for Approval, Disapproval and Abstentions in the Matters to be Resolved, and the Approval Requirements and Voting Results thereof

Matters to be Resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Rate (%)	Voting Result
Proposal 1	115,645,067	28,524,493	223,615	78	Adopted
Proposal 2	135,949,842	18,090,358	219,500	86	Adopted
Proposal 3
Yasuhiro Sato	147,129,122	6,910,469	220,026	93	Adopted
Yasunori Tsujita	148,891,101	5,043,306	325,205	94	Adopted
Ryusuke Aya	149,917,241	4,017,218	325,153	95	Adopted
Junichi Shinbo	149,920,528	4,119,059	220,026	95	Adopted
Koji Fujiwara	149,911,566	4,022,837	325,209	95	Adopted
Hideyuki Takahashi	146,770,800	7,160,994	327,812	93	Adopted
Nobukatsu Funaki	149,772,295	4,162,162	325,153	95	Adopted
Akihiko Nomiyama	146,960,882	7,078,709	220,026	93	Adopted
Mitsuo Ohashi	146,158,812	7,880,774	220,032	92	Adopted
Takashi Kawamura	148,497,259	5,542,333	220,026	94	Adopted
Tatsuo Kainaka	117,858,284	36,181,203	220,114	74	Adopted
Kanemitsu Anraku	147,489,282	6,550,325	220,010	93	Adopted
Hiroko Ota	149,370,458	4,668,545	220,615	95	Adopted
Proposal 4	15,152,897	138,890,974	226,080	9	Rejected
Proposal 5	28,587,458	115,318,017	486,184	19	Rejected
Proposal 6	21,098,870	132,651,800	515,052	13	Rejected
Proposal 7	50,939,855	102,756,851	568,040	32	Rejected
Proposal 8	12,154,973	141,786,009	324,067	7	Rejected
Proposal 9	12,153,932	141,824,351	287,996	7	Rejected
Proposal 10	12,878,101	140,854,180	535,888	8	Rejected
Proposal 11	13,957,327	140,023,919	286,460	8	Rejected
Proposal 12	13,324,220	140,657,067	288,004	8	Rejected

(Note)     Approval requirements for the adoption of each proposal are as follows:

•	Approval of a majority of the voting rights held by the shareholders present at the meeting is required for the adoption of proposals 1 and 5.

•	Approval of a majority of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for the adoption of proposal 3.

•	Approval of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for the adoption of proposals 2, 4 and 6 through 12.

(4)	Reason for Not Counting a Portion of the Voting Rights of the Shareholders Present at the General Meeting of Shareholders

Since the results of all the proposals were conclusively decided by the exercise of the voting rights prior to the date of this general meeting, only the number of voting rights for approval, disapproval and abstentions of the shareholders present at the general meeting, which the Company was able to confirm, including those of the shareholders present by proxy and of officers, etc. present, has been counted.

-End-

Mizuho Financial Group, Inc.

Public Relations Office

Corporate Communications

Tel : +81-(0)3-5224-2026